UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KIMBELL ROYALTY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R102

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

9651 Katy Freeway, Suite 600

Houston, TX 77024 (713) 659-6100

With a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Cusp No. 49435R102

1	Name of Reporting Person PEP I Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

Cusp No. 49435R102

1	Name of Reporting Person PEP II Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 42,081 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 42,081 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,081 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.07% (2)
14	Type of Reporting Person OO (Limited Liability Company)
(1)

PEP II Holdings, LLC, a Delaware limited liability company (“Phillips II”), is the record holder of 42,081 common units (“OpCo Common Units”) representing limited liability company interests in Kimbell Royalty Operating, LLC, a Delaware limited liability company (“OpCo”), and an equivalent number of Class B units (“Class B Units”) representing limited partner interests in Kimball Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), which together are exchangeable for an equal number of common units representing limited partner interests (“Common Units”) in the Issuer. Opco Common Units, Class B Units and Common Units are collectively referred to herein as “Securities.”

(2)

This calculation is based on a combined total of 56,561,782 Common Units. This combined total consists of (a) 47,161,782 Common Units outstanding as of February 18, 2022 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2022, (b) 9,357,919 Common Units that were issued on March 30, 2022 to the Phillips Holders (as defined below) in connection with an exchange of an equal amount of previously held OpCo Common Units and Class B Units and (c) assumes that all 42,081 OpCo Common Units beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 17,611,579 OpCo Common Units and an equivalent number of Class B Units outstanding on February 18, 2022 as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 25, 2022.

Cusp No. 49435R102

1	Name of Reporting Person PEP III Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 5,358,000 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,358,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,358,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.48% (1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

PEP III Holdings, LLC, a Delaware limited liability company (“Phillips III” and, together with PEP I Holdings, LLC and Phillips II, the “Phillips Holders”), is the record holder of 5,358,000 Common Units.

(2)

This calculation is based on a combined total of 56,519,701 Common Units. This combined total consists of (a) 47,161,782 Common Units outstanding as of February 18, 2022 as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 25, 2022 and (b) 9,357,919 Common Units that were issued on March 30, 2022 to the Phillips Holders in connection with an exchange of an equal amount of previously held OpCo Common Units and Class B Units.

Cusp No. 49435R102

1	Name of Reporting Person EnCap Energy Capital Fund VI, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

Cusp No. 49435R102

1	Name of Reporting Person EnCap VI-B Acquisitions, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

Cusp No. 49435R102

1	Name of Reporting Person EnCap Energy Capital Fund VII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 42,081 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 42,081 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,081 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.07% (2)
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”) is the managing member of Phillips II. Therefore, EnCap Fund VII may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Phillips II. EnCap Fund VII disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Act or any other purpose.

(2)

This calculation is based on a combined total of 56,561,782 Common Units. This combined total consists of (a) 47,161,782 Common Units outstanding as of February 18, 2022 as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 25, 2022, (b) 9,357,919 Common Units that were issued on March 30, 2022 to the Phillips Holders (as defined below) in connection with an exchange of an equal amount of previously held OpCo Common Units and Class B Units and (c) assumes that all 42,081 OpCo Common Units beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 17,611,579 OpCo Common Units and an equivalent number of Class B Units outstanding on February 18, 2022 as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 25, 2022.

Cusp No. 49435R102

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 5,358,000 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,358,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,358,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.48%
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII” and, together with EnCap Fund VII, the “EnCap Funds”) is the managing member of Phillips III. Therefore, EnCap Fund VIII may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Phillips III. EnCap Fund VIII disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Act or any other purpose.

(2)

This calculation is based on a combined total of 56,519,701 Common Units. This combined total consists of (a) 47,161,782 Common Units outstanding as of February 18, 2022 as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 25, 2022 and (b) 9,357,919 Common Units that were issued on March 30, 2022 to the Phillips Holders in connection with an exchange of an equal amount of previously held OpCo Common Units and Class B Units.

Cusp No. 49435R102

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 5,400,081 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,400,081 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,400,081 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.55% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C., a Delaware limited liability company, which is the general partner of EnCap Investments L.P, which is the general partner of EnCap Equity Fund VI GP, L.P., EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund VIII GP, L.P., which are the general partners of EnCap Fund VI, EnCap Fund VII and EnCap Fund VIII, respectively. Therefore, EnCap Partners GP, through its indirect ownership and management of the Phillips Holders and the EnCap Funds, may be deemed to share the right to direct the vote or disposition of the reported Securities. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Act or any other purpose.

(2)

This calculation is based on a combined total of 56,561,782 Common Units. This combined total consists of (a) 47,161,782 Common Units outstanding as of February 18, 2022 as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 25, 2022, (b) 9,357,919 Common Units that were issued on March 30, 2022 to the Phillips Holders (as defined below) in connection with an exchange of an equal amount of previously held OpCo Common Units and Class B Units and (c) assumes that all 42,081 OpCo Common Units beneficially owned by the Reporting Person (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis. There were a total of 17,611,579 OpCo Common Units and an equivalent number of Class B Units outstanding on February 18, 2022 as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 25, 2022.

Cusp No. 49435R102

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on April 4, 2019 (the “Original Schedule 13D” and, the Original 13D as further amended and supplemented by this Amendment, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended to include the following after the final paragraph:

OpCo Common Unit Redemption

On March 30, 2022, the Phillips Holders delivered a notice of redemption to the Issuer to exercise its rights to require a Redemption of the Tendered Units pursuant to the Exchange Agreement. Phillips I received 723,800 Common Units in exchange for 723,000 OpCo Common Units and an equivalent number of Class B Units. Phillips II received 3,276,119 Common Units in exchange for 3,276,119 OpCo Common Units and an equivalent number of Class B Units. Phillips III received 5,358,000 Common Units in exchange for 5,358,000 OpCo Common Units and an equivalent number of Class B Units.

Block Trade

On March 31, 2022, Raymond James & Associates, Inc. and Phillips I and Phillips II executed a block trade under Rule 144 promulgated under the Securities Act of 1933, as amended, pursuant to which an aggregate of 3,999,919 Common Units were sold for $15.035 per unit, which units included 723,800 Common Units that were held of record by Phillips I and 3,276,119 Common Units that were held of record by Phillips II (such sale, the “Block Trade”). As of immediately following the Block Trade, 42,081 of the securities reflected in this Schedule 13D were held of record by Phillips II, which consist of 42,081 OpCo Common Units and an equivalent number of Class B Units, which together are exchangeable for an equal number of Common Units, and 5,358,000 of the Common Units reflected in this Schedule 13D were held of record by Phillips III. As a result of the Block Trade, (a) Phillips II retained and is record holder of 42,081 OpCo Common Units and (b) Phillips I, EnCap Fund VI and EnCap VI-B are no longer direct or indirect owners of any Common Units. Upon completion of the Block Trade, Phillips I, EnCap Fund VI and EnCap VI-B have ceased to be Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate number and percentage of Common Units beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), EnCap Partners GP, through its direct and indirect ownership and management of the Phillips Holders and the EnCap Funds, may be deemed to share the right to direct the vote or the disposition of the Common Units held of record by the Phillips Holders, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own the Common Units held by the Phillips Holders. The Common Units held by the Phillips Holders represent approximately 9.55% of the outstanding Common Units (a combined total of 56,561,782 Common Units consisting of (a) 47,161,782 Common Units outstanding as of February 18, 2022, (b) 9,357,919 Common Units that were issued on March 30, 2022 to the Phillips Holders in connection with an exchange of an equal amount of previously held OpCo Common Units and Class B Units and (c) 42,081 OpCo Common Units that are held by Phillips II and may be deemed to be beneficially owned by the other Reporting Persons, assuming that such OpCo Common Units (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Common Units for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B or Schedule C, attached hereto, has effected any transaction in the Common Units during the past 60 days.

Cusp No. 49435R102

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.1	Joint Filing Agreement, dated as of April 4, 2019 (incorporated by reference to Exhibit 1.1 of the Schedule 13D filed with the SEC on April 4, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2022

PEP I Holdings, LLC

By:	EnCap Energy Capital Fund VI, L.P.,
its Managing Member

By:	EnCap Equity Fund VI GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

PEP II Holdings, LLC

By:	EnCap Energy Capital Fund VII, L.P.,
its Managing Member

By:	EnCap Equity Fund VII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

1

PEP III Holdings, LLC

By:	EnCap Energy Capital Fund VIII, L.P.,
its Managing Member

By:	EnCap Equity Fund VIII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VI, L.P.

By:	EnCap Equity Fund VI GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap VI-B Acquisitions, L.P.

By:	EnCap VI-B Acquisitions GP, LLC,
its General Partner

By:	EnCap Energy Capital Fund VI-B, L.P.,
its Sole Member

By:	EnCap Equity Fund VI GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

2

EnCap Energy Capital Fund VII, L.P.

By:	EnCap Equity Fund VII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

3

Schedule A

CONTROL PERSONS OF THE PHILLIPS HOLDERS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the Phillips Holders are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Energy Capital Fund VI, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of PEP I Holdings, LLC	n/a	n/a

EnCap VI-B Acquisitions, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of PEP I Holdings, LLC	n/a	n/a

EnCap VI-B Acquisitions GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap VI-B Acquisitions, L.P.	n/a	n/a

EnCap Energy Capital Fund VI-B, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap VI-B Acquisitions GP, LLC	n/a	n/a

EnCap Energy Capital Fund VII, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of PEP II Holdings, LLC	n/a	n/a

EnCap Energy Capital Fund VIII, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of PEP III Holdings, LLC	n/a	n/a

EnCap Equity Fund VI GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VI, L.P. and EnCap Energy Capital Fund VI-B, L.P.	n/a	n/a

EnCap Equity Fund VII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VII, L.P.	n/a	n/a

EnCap Equity Fund VIII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a

EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund VI GP, L.P., EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund VIII GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

A-1

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

A-2

Schedule B

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap VI-B Acquisitions GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap VI-B Acquisitions, L.P.	n/a	n/a

EnCap Energy Capital Fund VI-B, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap VI-B Acquisitions GP, LLC	n/a	n/a

EnCap Equity Fund VI GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VI, L.P. and EnCap Energy Capital Fund VI-B, L.P.	n/a	n/a

EnCap Equity Fund VII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VII, L.P.	n/a	n/a

EnCap Equity Fund VIII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a

EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund VI GP, L.P., EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund VIII GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the United States Securities and Exchange Commission (the “SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

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Schedule C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. All members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

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